

September 23, 2021

Aldo J. Pagliari
Chief Financial Officer
Snap-on Incorporated
2801 80th Street
Kenosha, WI 53143

       Re: Snap-on Incorporated
             Form 10-K for the Fiscal Year Ended December 31, 2020
             Filed February 11, 2021
             File No. 001-07724

Dear Mr. Pagliari:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 1A
Risk Factors, page 12

1. Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes.

Item 7
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

2.   We note that you list several future climate-related projects on your Sustainability Commitment webpage. Please revise your disclosure to identify any material past and/or future capital expenditures for climate-related projects. If material, please quantify these expenditures.

3.   To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

- decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
- increased demand for goods that result in lower emissions than competing products; and
- increased competition to develop innovative new products that result in lower emissions.

4.   If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include the following:

- severity of weather, such as floods, hurricanes, extreme fires, and water availability and quality;
- quantification of material weather-related damages to your property or operations; and
- any weather-related impacts on the cost or availability of insurance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennifer Angelini at 202-551-3047 or Sergio Chinos at 202-551-7844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing